Exhibit 1.1

WISeKey Reports FY 2019 Audited Consolidated Financial Results

FY 2019 Net Income of $7.5 million; Strong Cash Position of $16.6 Million at Year-End

To host a conference call on Friday, March 13th at 2:00 pm CET (9:00am ET)

ZUG, Switzerland, March 11, 2020 – WISeKey International Holding Ltd. (“WISeKey” NASDAQ: WKEY; SIX Swiss Exchange: WIHN), a leading cybersecurity and IoT company, announced today its audited consolidated financial results for full year (FY) 2019 (period ended December 31, 2019).

“Our FY 2019 results reflect the successful execution of our strategic priorities aiming to expand our IoT Cybersecurity footprint, and transform WISeKey into a vertically integrated Identity Management/IoT/Blockchain service provider with a unique trust model and a global IoT player,” said Carlos Moreira, WISeKey’s Chief Executive Officer.  “I am pleased with our 2019 performance as we ended the year with a positive net income and a strong cash position with has paved the way for significant investments in growth initiatives. Our strategy for 2020 is to grow our business by focusing on quality recurring revenue, expand margins, and leverage our cost structure and strong balance sheet to bring meaningful returns to our shareholders.”

During 2019, we saw increased demand for our existing suite of products (hardware and software) and services which allowed us to continue building our order pipeline, while the release of new proprietary solutions such as VaultiTrust, WISeID, and NanoSealRT designed to secure digital identities for critical applications such as smart grids, cloud security, drones, smart homes, Industry 4.0, consumer engagement, personal asset protection, anti-counterfeiting, and battery protection, further accelerated our new customer acquisitions efforts.

Additionally, we enlarged our geographic footprint through the establishment of several partnerships with leading players in the Identity Management/IoT/Blockchain space. While many technology providers have been struggling to create winning Blockchain solutions, WISeKey with its unique trust model is already generating substantial revenue from this activity. Blockchain is as an emerging technology and still in its infancy but as it matures and demand for IoT security continues to gradually accelerate, we expect our revenue from these services to substantially increase and profitability to improve.

2019 Key Financial Highlights:

•	Revenue of $24.6 million: although lower than full year 2018 revenue (mainly due to the sale of the SSL business), WISeKey’s enhanced position as a vertically integrated Identity Management/IoT/Blockchain service provider and “razor and blade: hardware and software” revenue model, has positioned us well to take advantage of massive opportunities in the IoT market and further increase revenue and improve profitability.

•	Profitability: ended the year with $7.5 million in net income mainly due to the $31.1 million gain generated from the sale of the SSL/TLS PKI business to Digicert for $45 million.

•	Strong cash position: cash and cash equivalents together with restricted cash increased to $16.6 million at December 31, 2019, from $9.8 million at December 31, 2018.

•	Debt reduction: repaid, in full, the Line of Credit with ExWorks Capital Fund I, L.P. in the amount of $25.3 million.

•	Substantially improved financial position has paved the way for significant investments in growth initiatives.

•	Investments in R&D: we increased our R&D effort with $6.4 million invested during the year to develop new products and create business opportunities in cybersecurity, IoT, Microprocessors, Blockchain and AI which repositioned WISeKey as a global IoT player.

2019 Operational Milestones:

•	Higher sales pipeline for our products (hardware and software) and services from existing and potential clients

•	Launch of new proprietary solutions, including VaultiTrust, WISeID, and NanoSealRT: offering secure digital identities for critical applications such as smart grids, cloud security, drones, smart homes, Industry 4.0, consumer engagement, personal asset protection, anti-counterfeiting, and battery protection

•	Development of modular Integrated Security Platforms that meet the need for easy to deploy security solutions that can be reconfigured to solve the unique challenges of market verticals

•	Acceleration of new customer acquisitions and increased geographic footprint

•	Establishment of several partnerships with leading players in the Identity Management/IoT/Blockchain segment, together with joint ventures in Saudi Arabia, India and China which will provide new revenue streams and increased diversification

•	Nasdaq Listing: on December 4, 2019, WISeKey listed its American Depositary Shares (ADSs) on the NASDAQ (https://www.nasdaq.com/market-activity/stocks/wkey)

Investing in our Future
We continue to make significant investment in our cybersecurity / IoT businesses for the future. Together with our partners in China and elsewhere in Asia, we are working to establish a Joint Venture in Hong Kong in the second quarter of 2020 to focus on business opportunities in the region. The Joint Venture will be financed by a $30 million facility provided by Long State Investment Limited (LSI), a leading Asian based investor. Through this Joint Venture, WISeKey aims to expand its reach in the growing Asian markets and eventually become one of the leading providers of semiconductors, IoT and Blockchain services in the region.

In January 2019, we received net cash proceeds of $35.8 million (total sale price of $45 million) from the sale of our SSL/TLS PKI business. WISeKey used the cash proceeds to repay in full the Line of Credit with ExWorks Capital Fund I, L.P. in the amount of $25.3 million. This substantially improved the Company’s financial position and paved the way for significant investments in growth initiatives.

Growth Strategy
WISeKey is focused on the following major areas for near-term revenue growth and long-term expansion:

•	Digital Brand Protection: our newly released NanoSealRT NFC chip, and the impressive list of ecosystem partners we have made in the Authentic Consumer Engagement space, has identified ~$250 million in serviceable addressable market (“SAM”) opportunities over the next three years, which we are actively pursuing to close.

•	Explosion of Connected IoT Products: our VaultIC secure elements, and services like VaultiTrust, are rapidly gaining traction in the new landscape of connected IoT products that desperately need to add security in order to meet the growing concerns over consumer protection.

•	Automotive: our Ines and Foresight platforms are benefiting from the large-scale deployment inside a major European car manufacturer and these platforms are ready for us to target other auto makers for applications, such as smart-car production, dealer validation of parts, predictive maintenance, and over-the-air software updates.

•	Global Expansion: introduction of these products and several new blockchain and IoT products into the U.S., China and Saudi Arabia.

Stock Price and Share Buyback Program

As our operating and financial performance substantially improved during 2019, we continued to execute a series of initiatives that we believe will, over time, better position WISeKey to deliver the value that our shareholders deserve.  As previously announced, our stock price was negatively impacted by a number of factors, including:

1.	an overhang created by the shares issued for the acquisitions of VaultIC and QuoVadis;

2.	new shares issued through SEDA (Standby Equity Distribution Agreement) transactions which allowed WISeKey to obtain cash against issuance of new shares;

3.	exercise of warrants at CHF 3/share by ExWorks;

4.	low trading volume on the Swiss Stock Exchange for our category of stock; and,

5.	technical issues on The Nasdaq platform in December 2019 due to a mismatch between data vendors/ trading desks and prices reflected on various trading platforms created confusion, thus trading desks were unable to execute trades of our ADS.

The current share price does not reflect WISeKey’s current operational and financial performance, the value of its proprietary technology, nor its growth prospects, thus in mid-2019, we initiated a 3-year share buyback program for our Class B Shares (which in early 2020 was expanded to include ADSs). The share buyback program represents an attractive use of our capital resources and is consistent with our commitment to enhance stockholder value.

Class B Shares or ADSs repurchased under the buyback program will be used for potential future M&A transactions, and to fund existing employee share incentive program, convertible loans entered into by WISeKey and on demand equity lines available to the Company. For more information visit: https://www.wisekey.com/investors/share-buyback/.

WISeCoin Security Token Offerings

WISeCoin Security Token Offerings (STO), initially scheduled for 2019  was indefinitely postponed following an announcement by the Swiss Stock Exchange to delay the launch of its security token trading platform until Q4 2020 (https://stmarket.co/en/news/610/Swiss-SIX-Exchange-Delays-Full-Launch-of-STO-Platform-to-Q4-2020.html). This delay has also affected the launch of WISeCoin AG and Coinx8 partnership to jointly foster their respective crypto tokens WIS and CXE in Asia, MEA and Europe using www.CoinX.pro Exchange.  Following the listing of WISeKey’s ADRs on NASDAQ and the regulatory issues in the US related to STOs, the Company postponed the launch of its STO until more definitive legislative rules will be in place both in Switzerland and the US.

Conference Call & Webcast

Carlos Moreira, CEO and Peter Ward, CFO will host a conference call on Friday, March 13, 2020, at 2:00 pm CET / 9:00 a.m. ET to discuss these results, recent business developments and growth initiatives. A Q&A session will follow the prepared remarks.

Interested parties may participate in the call by dialing:

United States (Toll)	877-445-9755
United States (Toll Free)	201-493-6744
Spain (fixed) ATT:	900 834 236
Spain (mobile) ATT:	900 834 876
United Kingdom (fixed) ATT:	0 800 756 3429
France (fixed) ATT /excl. Monaco:	0 800 912 848
Switzerland (fixed) ATT:	0 800 835 525
Switzerland (mobile) ATT:	0 800 891 374
Italy (fixed) ATT:	800 791 612
Italy (mobile) ATT:	800 796 508
Netherlands (fixed) ATT:	0 800 023 4340
Netherlands (mobile) ATT:	0 800 022 3580
Germany (fixed) ATT:	0 800 182 0040
Germany (mobile) ATT:	0 800 184 4713

To access the call, please dial-in approximately five minutes before the start time. The call will also be simultaneously webcast over the Internet via the following link and such link will also be made available in the “Investor Relations” section of WISeKey’s website http://wisekey.com/investors/.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

FY 2019 Key Financials - WISeKey Group

(Million US$)
US GAAP	2019	2018
Net sales from continuing operations	22.7	34.3
Net sales from discontinued operations	1.9	19.4
	24.6	53.7
Gross profit from continuing operations	9.5	16.0
Gross profit from discontinued operations	1.1	13.2
	10.6	29.2
Operating loss as reported (continuing)	(20.5)	(9.1)
Net income attributable to WISeKey as reported	8.2	(16.3)

Non-GAAP	2019	2018
EBITDA from continuing operations	(19.2)	(7.7)
Adjusted EBITDA from continuing operations	(12.6)	(2.7)
Adjusted net income/(loss) attributable to WISeKey	(13.3)	(10.2)

Total Cash and restricted cash	16.6	9.8

WISeKey Group - Revenue

For full year 2019, WISeKey’s revenue was $24.6 million. This compares to full year 2018 revenue of $53.7 million, which included revenue from the SSL/TLS PKI business segment sold to DigiCert in January 2019 for $45 million. Excluding SSL/TLS PKI revenues for both reporting periods, WISeKey’s full year 2019 revenue of $22.7 million decreased from full year 2018 revenue of $34.3 million due to internal restructuring efforts to transform the Company into an Identity Management/IoT/Blockchain service provider.

WISeKey Group - Net sales from continuing operations by region	12 months ended December 31,
(Million US$)	2019	% of Total	2018	% of Total
Europe	10.2	45%	16.6	48%
North America	9.7	43%	15.2	44%
Asia Pacific	2.5	11%	2.3	7%
Latin America	0.3	1%	0.2	1%
Total Net sales	22.7	100%	34.3	100%

In Europe, the decrease in revenue is mostly attributable to the non-recurring 2018 revenue generated from the ISTANA platform and Daimler opportunities exceeding $4 million in total. The rest of the decrease is linked to the downturn in the semiconductors industry which has also affected our European customers.

The share of revenue from clients in North America remains stable at 43% in 2019 compared to 44% in 2018. However, our US portfolio has been greatly impacted by the downturn in the semiconductors industry. Our customers had excess inventory at the beginning of 2019 which significantly affected orders in the first half of 2019. Unfortunately, as the excess inventory situation was resolved, new orders received during the second half of the year did not go back to 2018 levels.

Our IoT activity was adversely affected by the overall downturn in the semiconductor industry worldwide. This downturn, linked to the political and trading tensions between the U.S. and China and the rising threat of protectionism and vulnerabilities in emerging markets, has affected all IoT and microprocessors companies (according to the Semiconductors Industry Association, Worldwide Semiconductor Sales Decrease 12 Percent to $412 Billion in 2019). However, our Swiss technology neutrality and the release of NanoSeal® in 2019, are expected to provide some support for the IoT revenue in 2020.

Also, WISeKey is expanding its activity in China and Asia, and it is working with its partners to establish a Joint Venture in Hong Kong to take advantage of new business opportunities in the growing Asian markets and eventually become one of the leading providers of semiconductors, IoT and Blockchain services in the region.

Finally, industry specialists continue to forecast growing adoption rates in cybersecurity technology which WISeKey should benefit from: according to IDC, global investment in digital transformation initiatives could almost double in the next five years. IDC thus expects $6.1 trillion of direct investment in hardware, software, and services from 2019 to 2022, with a compound annual growth rate (CAGR) of 17.5% for the years 2017 through 2022 (compared to a 1.5% CAGR for non-digital transformation investments).

WISeKey Group - Gross profit

2019 gross profit decreased to $9.5 million (gross margin of 42%), from 2018 gross profit of $16.0 million (gross margin of 47%). Due to the long manufacturing cycle of our IoT activity, and in order to reduce the lead time to our customers, we start the manufacturing cycle early. However, with the downturn in the semiconductor industry, some customers were left with excess stock at the end of 2018 thus reduced their order volumes for the first half of 2019 on a very short notice, which did not allow us to adapt our manufacturing cycle. As a result, our cost of sales was heavily frontloaded in the first half of 2019 while deliveries were pushed for the second half of the year. Our gross profit for the first half of 2019 was 39%, and the second half of 2019 shows a strong recovery with a gross profit of 45%, close to 2018 results. We expect this trend to continue in 2020.

WISeKey Group – Positive net income in 2019

GAAP Consolidated Statement of Income / (Loss)	12 months ended December 31,
USD'000	2019	2018

Net sales	22,652	34,280
Cost of sales	(13,196)	(18,319)
Gross profit	9,456	15,961

Other operating income	180	289
Research & development expenses	(6,422)	(5,306)
Selling & marketing expenses	(7,929)	(5,772)
General & administrative expenses	(15,789)	(14,232)
Total operating expenses	(29,960)	(25,021)
Operating loss	(20,504)	(9,060)

Non-operating income	1,918	2,181
Gain on derivative liability	214	-
Loss) on debt extinguishment	(233)	-
Interest and amortization of debt discount	(742)	(150)
Non-operating expenses	(3,670)	(2,826)
Loss before income tax expense	(23,017)	(9,855)

Expense/recovery	(13)	(53)
Loss from continuing operations	(23,030)	(9,908)

Income (loss) on discontinued operations	30,484	(6,357)

Net income / (loss)	7,454	(16,265)

For the first time since inception, the Group achieved a net income position at $7.5 million mainly due to the $31.1 million gain generated from the sale of the SSL/TLS PKI business to Digicert for $45 million, compared to a loss of $16.3 million in 2018.

However, the WISeKey Group continues to show a heavy cost structure due to its investment strategy and new and innovative lines of business, such as Blockchain and its expansion in Asia. The sections below on the operating expenses provide additional details.

WISeKey Group - Operating expenses

Total operating expenses from continuing operations increased by 20% or $4.9 million, from $25.0 million to $30.0 million, to meet WISeKey’s development strategy. Most of this increase relates to the grant in FY 2019 of a significant number of employee stock options (ESOP) in recognition for past services to its employees, which increased the stock-based compensation charge by $3.7 million year on year. The rest of the increase is due to WISeKey’s investment strategy to expand into new lines of business and new regions.

R&D expenses increased by $1.1 million. R&D stock-based compensation of $0.8 million was recorded in FY 2019 (vs $0.1 million in FY 2018). The remaining additional R&D expenses were focused on supporting the development of our new and existing product lines such as VaultiTrust, WISeID, and NanoSealRT.

Selling & marketing (“S&M”) expenses increased by $2.2 million. S&M stock-based compensation of $1.3 million was recorded in FY 2019 (vs $0.6 million in FY 2018). The rest of the increase relates to the expansion of our sales force in Europe and North America.

General and Administrative (“G&A”) expenses increased by $1.6 million. G&A stock-based compensation of $3.4 million was recorded in FY 2019 (vs $1.0 million in FY 2018), hence an increase by $2.4 million. Also, our legal and professional expenses increased by $0.4 million in FY 2019 due to WISeKey’s listing on the NASDAQ on December 4, 2019. These increases were partially offset by our efforts to reduce our G&A structure, in particular our G&A staff costs were reduced by $1.1 million year over year.

WISeKey Group - EBITDA

EBITDA for the WISeKey Group decreased by $11.5 million to a loss of $19.2 million. As mentioned above, the main contributors to this decrease were the decrease in our gross profit by $6.5 million and the increase of our stock-based compensation by $2.4 million. The remaining factors are detailed in the analysis of our operating expenses.

Non-GAAP Financial Measures

In managing WISeKey's business on a consolidated basis, WISeKey management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting WISeKey’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in WISeKey's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in WISeKey’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

Non-GAAP to GAAP Reconciliations

Financial Reconciliation of GAAP to non-GAAP Results (unaudited)	12 months to December 31,	12 months to December 31,
(Million US$)	2019	2018
Net sales as reported	22.7	34.3
Net sales from discontinued operations	1.9	19.4
Total revenue	24.6	53.7

Operating loss as reported	(20.5)	(9.1)
Non-GAAP adjustments from continuing operations:
Depreciation expense from continuing operations	0.8	0.9
Amortization expense on intangibles from continuing operations	0.5	0.5
EBITDA from continuing operations	(19.2)	(7.7)
Non-GAAP adjustments from continuing operations:
Stock-based compensation	5.4	1.7
Expenses settled in equity	-	1.7
M&A-related legal fees	1.0	1.3
M&A-related professional fees	-	0.3
Listing-related professional fees	0.2	-
Adjusted EBITDA from continuing operations	(12.6)	(2.7)

GAAP to Non-GAAP Cash and cash equivalents	As at December 31,	As at December 31,
(Million US$)	2019	2018
Cash and cash equivalents as reported	12.1	9.2
Restricted cash, current as reported	2.5	-
Restricted cash, noncurrent as reported	2.0	0.6
Total Cash and restricted cash	16.6	9.8

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Consolidated Statement of Comprehensive Income

	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018

Net sales	22,652	34,280
Cost of sales	(13,196)	(18,319)
Gross profit	9,456	15,961

Other operating income	180	289
Research & development expenses	(6,422)	(5,306)
Selling & marketing expenses	(7,929)	(5,772)
General & administrative expenses	(15,789)	(14,232)
Total operating expenses	(29,960)	(25,021)
Operating Loss	(20,504)	(9,060)

Non-operating income	1,918	2,181
Gain on derivative liability	214	-
Loss on debt extinguishment	(233)	-
Interest and amortization of debt discount	(742)	(150)
Non-operating expenses	(3,670)	(2,826)
Loss from continuing operations before income tax expense	(23,017)	(9,855)

Expense/recovery	(13)	(53)
Loss from continuing operations, net	(23,030)	(9,908)

Discontinued operations:
Net sales from discontinued operations	1,934	19,412
Cost of sales from discontinued operations	(791)	(6,196)
Total operating and non-operating expenses from discontinued operations	(1,801)	(19,778)
Income tax /recovery from discontinued operations	42	205
Gain on disposal of a business, net of tax on disposal	31,100	-
Income / (loss) on discontinued operations	30,484	(6,357)

Net income / (loss)	7,454	(16,265)

Less: Net income / (loss) attributable to noncontrolling interests	(733)	13
Net income / (loss) attributable to WISeKey International Holding AG	8,187	(16,278)

Earnings per share
Loss from continuing operations per share - Basic	(0.64)	(0.29)
Loss from continuing operations per share - Diluted	(0.64)	(0.29)

Earnings / (loss) from discontinued operations per share - Basic	0.84	(0.19)
Earnings / (loss) from discontinued operations per share - Diluted	0.81	(0.19)

Earnings / (loss) per share attributable to WISeKey International Holding AG
Basic	0.23	(0.48)
Diluted	0.23	(0.48)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	516	108
Net income / (loss) arising during period	(2,199)	287
Other comprehensive income / (loss)	(1,683)	395
Comprehensive income / (loss)	5,771	(15,870)

Other comprehensive loss attributable to noncontrolling interests	(127)	(23)
Other comprehensive income / (loss) attributable to WISeKey International Holding AG	(1,556)	418

Comprehensive loss attributable to noncontrolling interests	(860)	(10)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	6,631	(15,860)

Consolidated Balance Sheet

	As at December 31,	As at December 31,
USD'000	2019	2018
ASSETS
Current assets
Cash and cash equivalents	12,121	9,146
Restricted cash, current	2,525	618
Accounts receivable, net of allowance for doubtful accounts	3,770	7,620
Notes receivable from related parties	-	8
Inventories	2,787	4,186
Contract assets	15	-
Prepaid expenses	690	521
Deferred charges, current	207	184
Current assets held for sale	-	8,916
Other current assets	1,469	919
Total current assets	23,584	32,118

Noncurrent assets
Restricted cash, noncurrent	2,000	-
Notes receivable, noncurrent	23	-
Equity securities, at fair value	756	857
Deferred income tax assets	6	8
Deferred tax credits	2,488	2,541
Property, plant and equipment net of accumulated depreciation	1,801	2,370
Intangible assets, net of accumulated amortization	600	1,132
Finance lease right-of-use assets	289	-
Operating lease right-of-use assets	2,780	-
Goodwill	8,317	8,317
Deferred charges, noncurrent	30	214
Equity securities, at cost	7,000	7,000
Noncurrent assets held for sale	-	23,744
Other noncurrent assets	230	152
Total noncurrent assets	26,320	46,335
TOTAL ASSETS	49,904	78,453

LIABILITIES
Current Liabilities
Accounts payable	10,713	12,917
Notes payable	4,104	6,797
Convertible note payable, current	3,226	-
Deferred revenue, current	89	91
Current portion of obligations under finance lease liabilities	103	-
Current portion of obligations under operating lease liabilities	556	-
Income tax payable	11	9
Derivative liabilities	44	-
Current liabilities held for sale	-	14,085
Other current liabilities	1,304	976
Total current liabilities	20,150	34,875

Noncurrent liabilities
Convertible note payable, noncurrent	-	23,940
Deferred revenue, noncurrent	10	9
Finance lease liabilities, noncurrent	169	-
Operating lease liabilities, noncurrent	2,223	-
Employee benefit plan obligation	6,880	4,465
Other deferred tax liabilities	25	4
Noncurrent liabilities held for sale	-	8,590
Other noncurrent liabilities	3	2,595
Total noncurrent liabilities	9,310	39,603
TOTAL LIABILITIES	29,460	74,478

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400
CHF 0.01 par value
Authorized - 40,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	1,475	1,472
CHF 0.05 par value
Authorized - 49,948,127 and 41,063,901
Issued - 28,824,086 and 28,769,797
Outstanding - 27,621,895 and 26,681,736
Share subscription in progress	6	-
Treasury stock, at cost (1,202,191 and 2,088,061 shares held)	(1,288)	(1,139)
Additional paid-in capital	212,036	201,373
Accumulated other comprehensive income / (loss)	(1,453)	100
Accumulated deficit	(189,161)	(197,348)
Total shareholders' equity (deficit) attributable to WISeKey shareholders	22,015	4,858
Noncontrolling interests in consolidated subsidiaries	(1,571)	(883)
Total shareholders' equity	20,444	3,975
TOTAL LIABILITIES AND EQUITY	49,904	78,453

Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2019	2018

Cash Flows from operating activities:
Net Income (loss)	7,454	(16,265)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	821	1,437
Amortization of intangible assets	534	2,047
Interest and amortization of debt discount	783	1,165
Gain on derivative liability	(214)	-
Loss on debt extinguishment	1,326	-
Stock-based compensation	5,414	1,660
Bad debt expense	99	276
Inventory obsolescence impairment	535	284
Deferred tax asset write-off	-	161
Income tax recovery net of cash paid	(17)	(152)
Release of provision	-	(218)
Other non cash expenses /(income)
Expenses settled in equity	40	1,685
Gain on disposal of a business	(31,100)	-
Other	80	-
Unrealized and non cash foreign currency transactions	157	(201)

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	1,346	(2,898)
Decrease (increase) in inventories	1,399	(722)
Decrease (increase) in other current assets, net	(84)	(4,385)
Decrease (increase) in deferred research & development tax credits, net	19	279
Decrease (increase) in other noncurrent assets, net	(77)	(63)
Increase (decrease) in accounts payable	(1,765)	(126)
Increase (decrease) in deferred revenue, current	25	3,007
Increase (decrease) in income taxes payable	(362)	349
Increase (decrease) in other current liabilities	(217)	1,312
Increase (decrease) in deferred revenue, noncurrent	2,247	2,985
Increase (decrease) in defined benefit pension liability	258	(109)
Increase (decrease) in other noncurrent liabilities	(2,592)	-
Net cash used in operating activities	(13,891)	(8,492)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	(4,000)	(3,000)
Sale / (acquisition) of property, plant and equipment	(293)	(1,244)
Sale of a business, net of cash and cash equivalents divested	40,919	-
Net cash provided by (used in) investing activities	36,626	(4,244)

Cash Flows from financing activities:
Proceeds from options exercises	3,412	217
Proceeds from issuance of Common Stock	1,112	2,904
Proceeds from convertible loan issuance	2,860	3,000
Proceeds from debt	4,030	7,656
Repayments of debt	(27,631)	(1,001)
Payments of debt issue costs	(42)	-
Repurchase of treasury shares	(1,025)	(900)
Net cash provided by (used in) financing activities	(17,284)	11,876

Effect of exchange rate changes on cash and cash equivalents	41	(200)

Cash and cash equivalents
Net increase (decrease) during the period	5,492	(1,060)
Balance, beginning of period	11,154	12,214
Balance, end of period	16,646	11,154

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	12,121	9,146
Restricted cash, current from continuing operations	2,525	618
Restricted cash, noncurrent from continuing operations	2,000	-
Cash and cash equivalents from discontinued operations	-	1,390
Balance, end of period	16,646	11,154

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	756	772
Cash paid for incomes taxes	12	72
Noncash conversion of convertible loans into common stock	1,771	-
Restricted cash received for share subscription in progress	5	2,020
Redemption of redeemable preferred stock	-	(5,021)
Issuance of common stock to purchase non-controlling interest	-	3,920
Deemed dividend	-	141
Settlement of Carlos Moreira's loan in shares	-	473
Payment of SEDA fees in shares	-	(500)
ROU assets obtained from finance lease	321	-
ROU assets obtained from operating lease	3,768	-